NON-COMPETITION AGREEMENT

This Non-Competition Agreement (this "Agreement") is entered into this 31st day of July, 2012 (the "Effective Date"), by and between by and between Acacia Automotive, Inc., a Texas corporation (the "Seller"), and Daniel C. Dorsey, Sr., Daniel C. Dorsey, Jr., and Southern Vehicle Auctions, Inc. ("SVAI"), (jointly and severally the "Buyer"). The Buyer and the Seller are referred to collectively herein as the "Parties," and individually as a "Party."

BACKGROUND INFORMATION

A.   Pursuant to an Asset Purchase Agreement dated June 4, 2012, the Seller is selling, and the Buyer is purchasing as of the Closing Date, certain assets relating to the operation of an automobile auction business (the "Business") operated from a facility located at 1200 East Buena Vista Avenue, North Augusta, South Carolina 29841 (the "Premises").

B.   As a condition of the sale and purchase, the Seller has agreed to enter into this Agreement to not compete with the Buyer in the Business for a certain period of time following the closing of the sale of the Business (the "Closing").

PROVISIONS

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

1.   Definitions. As used in this Agreement, the terms defined below shall have the respective meanings specified, and the following definitions shall be equally applicable for the singular and plural forms of the terms defined.

"Person" means any person, firm, partnership, association, corporation, partnership, limited partnership, limited liability company, trust or other business entity.

"Restricted Business" means any business that is engaged in the business of automobile, truck, equipment, motor home, RV, power sports or other whole-car or salvage motor vehicle auction and related activities as conducted by Seller as of the Closing.

Non-Competition. During the period beginning on the Closing and continuing for five (5) years thereafter (the "Restrictive Period"), neither the Seller nor any of its employees, officers, directors, agents, or contractors shall, directly or indirectly, individually or in concert with or through any other Person own, manage, operate, control, be employed by, work on behalf of, invest in, assist (financially or otherwise), provide advisory, consulting, or other services for, participate in or be interested or connected in any manner with the ownership, management, operation, promotion, or control of any person or entity who is engaged, directly or indirectly, in the Restricted Business within 125 miles of the Premises. This provision is expressly waived for any person employed or retained on a consulting agreement or other service agreement directly by Buyer or Buyer's business. As a part of this transaction, and upon full and complete payment by Buyer of the Purchase Price to Seller, Seller agrees to thereafter release Buyer (Dorsey, Jr.) from the restrictions prohibiting certain acts as a non-employee of Seller in a separate Non-Compete Agreement dated January 18, 2011, by and between Dorsey, Jr. and Seller. All restrictions in that Agreement requiring confidentiality shall remain in force and effect.

2.   Severability; Reformation. Each of the foregoing restrictive covenants is distinct and severable, notwithstanding that some of such covenants may be set forth in one section hereof for convenience. In the event that any or all of the foregoing restrictive covenants shall be determined by a court of competent jurisdiction to be unenforceable by reason of their geographic or temporal restrictions being too great, or by reason that the range of activities covered are too great, or for any other reason, they should be interpreted to extend over the maximum geographic area, period of time, range of activities, or other restrictions as to which they may be enforceable.

3.   Specific Enforcement; Remedies Cumulative. The Parties agree that a breach of this Agreement may cause irreparable damage to the Buyer, the extent of which may be difficult to ascertain, and that the award of damages may not be adequate relief. Therefore, the Seller agrees that, in the event of a breach or a threatened breach of this Agreement or any restrictive covenants herein contained, the Buyer may institute an action to compel the specific performance of this Agreement Covenants against the purported offending party. The Seller hereby further consents to the granting of such remedy, agree not to assert adequacy of money damages as a defense, and agree that such remedy shall be cumulative, not exclusive, and in addition to any other available remedies.

4.   Applicable Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina as to all matters, including, but not limited to, matters of validity, construction, effect, and performance. The Parties hereby consent to the exclusive jurisdiction of the courts of the State of South Carolina in Aiken County, and the United States District Court for the District of South Carolina in Aiken, and waive any contention that any such court is an improper venue for enforcement of this Agreement.

5.   Entire Agreement. This Agreement constitutes the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior negotiations, discussions, undertakings, and agreements between the Parties. This Agreement may be amended or modified only by a writing executed by the Parties.

6.   Amendments. This Agreement shall not be modified or amended except by a writing signed by all parties.

7.   Assignment. This Agreement and any of its rights, interests, and obligations hereunder may not be assigned or transferred in whole or in part by any Party. Any purported assignment without the express written consent of the other Party is void.

8.   Captions. The subject headings of the various sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

9.   Counterparts. This Agreement may be executed in one or more counterparts,





including by facsimile, all of which shall be considered one and the same agreement, binding on all Parties, notwithstanding that all Parties are not signatories to the same counterpart.

IN WITNESS WHEREOF, the Parties have executed this Non-Competition Agreement on the date first above written.

SELLER:

Acacia Automotive, Inc.
a Texas corporation

By: [signature]

Printed Name: Steven L. Sample

Its: CEO and President

WITNESS AS TO SELLER:

Caroline C McCormick 7-31-12
Signature (DATE)

Caroline C McCormick
Printed Name

Aiken, SC 29803.
City, State, ZIP

BUYER:

Southern Vehicle Auctions, Inc. ("SVAI")
A South Carolina corporation

By: [signature]

Printed Name: Daniel C. Dorsey, Jr.

Its: President

WITNESS AS TO SVAI:

Caroline C McCormick 7-31-12
Signature (DATE)

Caroline C McCormick
Printed Name

Aiken, SC 29803
City, State, ZIP